1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2015
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date November 16, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF 2015 SECOND
EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2015 Second Extraordinary General Meeting (the "EGM") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Tuesday, 29 December 2015 for the purposes of considering, and if thought fit, approving the following resolutions (unless otherwise specified, words used in this notice has the same meaning as defined in the circular of the Company dated 13 November 2015 (the "Circular"):

ORDINARY RESOLUTIONS

1	To consider and approve the resolution in relation to the proposed capital contribution to Chinalco Property Development Co., Ltd.*
() by the Company and its subsidiaries by way of injecting certain urban property assets and cash;

2	To consider and approve the resolution in relation to the proposed transfer of the property assets of Chalco Hong Kong Limited* () by the Company;

3	To consider and approve the resolution in relation to the proposed capital contribution to Chinalco Capital Holdings Co., Ltd.*
() by the Company by way of injecting the equity interests in ABC-CA Fund Co., Ltd.* () held by the Company and cash;

4	To consider and approve the resolution in relation to the proposed transfer of all equity interests in China Aluminum Nanhai Alloy Co., Ltd.* () held by the Company;

5	To consider and approve the resolution in relation to the revision of the 2015 annual cap of revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services;

6	To consider and approve the resolution in relation to the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed caps thereunder;

7	To consider and approve the resolution in relation to the proposed change of the US auditor by the Company;

SPECIAL RESOLUTIONS

8	To consider and approve the resolution in relation to the proposed non-public issuance of corporate bonds by the Company;

9	To consider and approve the resolution in relation to the amendments to the Articles of Association; and

ORDINARY RESOLUTION (CUMULATIVE VOTING)

10	To consider and approve the resolution in relation to the election of Mr. Lie-A-Cheong Tai Chong, David as an independent non-executive Director of the fifth session of the Board of the Company.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
13 November 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Si-hang, Frederick, Ms. Chen Lijie and Mr. Hu Shihai (Independent Non-executive Directors).

Notes:

(a)	Details of the above resolutions are set out in the circular dated 13 November 2015 regarding the EGM.

(b)	Pursuant to the provisions of the Articles of Association, the H Share Register of Members of the Company will be closed from Sunday, 29 November 2015 to Tuesday, 29 December 2015 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Friday, 27 November 2015 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the EGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 27 November 2015 for registration.

(c)	Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slip for attending the EGM and return them to the Company's Board Office no later than 20 days before the date of the EGM, i.e. on or before Tuesday, 8 December 2015.

Details of the Company's Board Office are as follows:
No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China Postal Code: 100082
Tel: (8610) 8229 8161/8162
Fax: (8610) 8229 8158

(d)	Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)	To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(f)	Each holder of A Shares which is entitled to attend the EGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM, and Notes (d) to (e) also apply to A Shareholders, except that the form of proxy or other documents of authority must be delivered to the Company's Board Office, the address of which is set out in Note (c) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof, in order for such documents to be valid.

(g)	If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the EGM will be conducted by poll. The regular voting method shall be adopted for the voting of Resolutions No. 1-10. The cumulative voting method shall be adopted for the voting of Resolution No. 11. Cumulative voting method refers to the voting for directors or supervisors where each share is entitled to the same number of votes which equals to the total number of directors or supervisors to be elected, and shareholders may consolidate their voting rights when casting a vote. Cumulative voting method includes regular voting method where shareholders may cast their votes with partial or all voting rights.

* For identification purposes only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary